FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR)	June 30, 2008	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS AV BRIGADEIRO LUIS ANTONIO, 3142	2 - DISTRICT JARDIM PAULISTA
3 - ZIP CODE 01402-901	4 – CITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0421	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX -	14 - FAX -
15 – E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG	2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTONIO, 3142
3 – DISTRICT JARDIM PAULISTA	4 - ZIP CODE 01402-901		5 – CITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-7177	14 – FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2008	12/31/2008	2	4/1/2008	6/30/2008	1	1/1/2008	3/31/2008
9 – INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES SS							10-CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI						12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of shares (in thousands)	1 – CURRENT QUARTER 6/30/2008	2 – PREVIOUS QUARTER 3/31/2008	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2007

Paid-up Capital
1 – Common	99,680	99,680	99,680
2 – Preferred	135,522	128,749	128,058
3 – Total	235,202	228,429	227,738
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, industrial and others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME
01	07.170.934/0001-10	DALLAS EMPREEND E PARTICIPAÇÕES LTDA
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA
03	06.950.710/0001-69	BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
04	07.170.938/0001-07	BRUXELAS EMPREEND E PARTICIPAÇÕES LTDA
05	07.170.941/0001-12	VEDRA EMPREEND E PARTICIPAÇÕES LTDA

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK	4 - AMOUNT OF CHANGE	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE WHEN
		(In thousands of reais)	(In thousands of reais)		(thousand)	ISSUED (in reais)

01	4/27/2007	4,140,787	186,157	Profit Reserve	0	0.0000000000

02	5/15/2007	4,146,418	5,631	Subscription in Assets or Credits	97,470	0.0577700000

03	7/10/2007	4,147,232	814	Public Subscription	16,645	0.0489300000

04	12/17/2007	4,149,858	2.626	Public Subscription	149	17.6241600000

05	3/10/2008	4,157,421	7.563	Public Subscription	509	14.8585500000

06	4/30/2008	4,218,357	60,936	Expansion and Profit Reserve	0	0.0000000000

07	5/27/2008	4,222,668	4,311	Public Subscription	272	15.8500000000

08	6/10/2008	4,232,153	9,485	Public Subscription	357	26.5600000000

09	6/27/2008	4,450,014	217,861	Public Subscription	6,144	35.4600000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 – 3/31/2008
1	Total Assets	10,655,658	10,435,364
1.01	Current Assets	3,296,717	3,232,676
1.01.01	Cash and Cash Equivalents	1,039,898	863,798
1.01.01.01	Cash and Banks	51,308	38,908
1.01.01.02	Marketable Securities	988,590	824,890
1.01.02	Receivables	1,126,665	1,275,869
1.01.02.01	Clients	644,536	780,690
1.01.02.02	Sundry Receivables	482,129	495,179
1.01.02.02.01	Recoverable Taxes	273,158	254,038
1.01.02.02.02	Deferred Income Tax	94,641	116,236
1.01.02.02.03	Receivables Securitization Fund	0	0
1.01.02.02.04	Other Receivables	114,330	124,905
1.01.03	Inventories	1,130,154	1,093,009
1.01.04	Other	0	0
1.02	Noncurrent Assets	7,358,941	7,202,688
1.02.01	Long-term Receivables	1,335,215	1,317,969
1.02.01.01	Sundry Receivables	959,668	935,238
1.02.01.01.01	Recoverable Taxes	124,748	124,558
1.02.01.01.02	Deferred Income Tax and Social Contribution	504,044	501,042
1.02.01.01.03	Deposits for Judicial Appeals	235,230	222,362
1.02.01.01.04	Investment Funds in Credit Rights	71,423	63,773
1.02.01.01.05	Other Receivables	24,223	23,503
1.02.01.02	Credits with Related Parties	367,607	373,674
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	367,607	373,674
1.02.01.03	Other	7,940	9,057
1.02.01.03.01	Prepaid Expenses	7,940	9,057
1.02.02	Permanent Assets	6,023,726	5,884,719
1.02.02.01	Investments	1,413,567	1,378,680
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,413,484	1,378,596
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	83	84
1.02.02.02	Property and Equipment	4,168,868	4,167,099
1.02.02.03	Intangible Assets	371,534	264,976
1.02.02.04	Deferred Charges	69,757	73,964

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 – 3/31/2008
2	Total liabilities	10,655,658	10,435,364
2.01	Current liabilities	2,031,911	2,049,180
2.01.01	Loans and Financings	144,280	147,343
2.01.02	Debentures	29,129	6,517
2.01.03	Suppliers	1,456,571	1,474,462
2.01.04	Taxes, Fees and Contributions	56,248	65,982
2.01.05	Dividends Payable	882	50,084
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	344,801	304,792
2.01.08.01	Payroll and Social Contributions	155,033	130,351
2.01.08.02	Rents	16,628	15,962
2.01.08.03	Financing due to Purchase of Assets	37,839	35,264
2.01.08.04	Other Accounts Payable	135,301	123,215
2.02	Noncurrent Liabilities	3,276,028	3,330,482
2.02.01	Long-term Liabilities	3,276,028	3,330,482
2.02.01.01	Loans and Financings	1,012,490	1,019,114
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	10,996	72,803
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,472,892	1,458,915
2.02.01.06.01	Provision for Contingencies	1,227,337	1,200,215
2.02.01.06.02	Tax Installments	215,519	224,996
2.02.01.06.03	Provision for Capital Deficiency	20,899	23,675
2.02.01.06.04	Other Accounts Payable	9,137	10,029
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	5,347,719	5,055,702
2.04.01	Paid-in Capital	4,450,014	4,157,421
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	283,868	344,803
2.04.04.01	Legal	133,617	133,617
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	150,251	156,344
2.04.04.06	Special Reserve for Undistributed Dividends	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 – 3/31/2008
2.04.04.07	Other Profit Reserves	0	54,842
2.04.04.07.01	Expansion Reserve	0	54,842
2.04.05	Retained Earnings/Accumulated Losses	96,506	36,147
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007
3.01	Gross Sales and/or Services	3,380,040	6,820,132	3,087,882	6,137,490
3.02	Deductions	(451,438)	(985,559)	(500,923)	(985,813)
3.03	Net Sales and/or Services	2,928,602	5,834,573	2,586,959	5,151,677
3.04	Cost of Sales and/or Services Rendered	(2,132,190)	(4,261,211)	(1,854,832)	(3,696,931)
3.05	Gross Profit	796,412	1,573,362	732,127	1,454,746
3.06	Operating Income/Expenses	(713,099)	(1,443,369)	(687,186)	(1,355,049)
3.06.01	Selling	(454,413)	(917,005)	(459,217)	(894,506)
3.06.02	General and Administrative	(84,444)	(189,958)	(68,981)	(143,927)
3.06.03	Financial	(49,861)	(99,313)	(36,898)	(83,472)
3.06.03.01	Financial Income	54,782	108,801	37,794	80,082
3.06.03.02	Financial Expenses	(104,643)	(208,114)	(74,692)	(163,554)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(128,999)	(255,006)	(115,918)	(228,735)
3.06.05.01	Taxes and Fees	(14,680)	(32,660)	(16,484)	(31,087)
3.06.05.02	Depreciation/Amortization	(117,095)	(230,070)	(102,524)	(201,243)
3.06.05.03	Losses on Investment in subsidiary	2,776	7,724	3,090	3,595
3.06.06	Equity in the results of subsidiary and associated companies	4,618	17,913	(6,172)	(4,409)
3.07	Operating Profit	83,313	129,993	44,941	99,697
3.08	Non-Operating Result	(1,779)	(2,067)	(3,963)	(7,625)
3.08.01	Revenues	(5)	0	0	0
3.08.02	Expenses	(1,774)	(2,067)	(3,963)	(7,625)
3.09	Income Before Taxation/Profit Sharing	81,534	127,926	40,978	92,072
3.10	Provision for Income Tax and Social Contribution	(23,772)	(44,673)	(9,476)	(12,655)
3.11	Deferred Income Tax	5,179	18,417	(1,347)	(10,731)
3.12	Statutory Profit Sharing /Contributions	(2,582)	(5,164)	(2,581)	(5,162)
3.12.01	Profit Sharing	(2,582)	(5,164)	(2,581)	(5,162)
3.12.02	Contributions	0	0	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	60,359	96,506	27,574	63,524
	No. SHARES, EX-TREASURY (in thousands)	235,202	235,202	227,738	227,738
	EARNINGS PER SHARE (in reais)	0.25663	0.41031	0.12108	0.27893
	LOSS PER SHARE (in reais)

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Eletro”, “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”.

At June 30, 2008, the Company had 575 stores in operation, as follows:

	Number of Stores

Company	06.30.2008	03.31.2008

Companhia Brasileira de Distribuição	400	399
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	51	52
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	102	102
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	16	16

	575	575

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 9 (e)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Acquisition of Barcelona - (“ASSAI”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda. (“Assai”) related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

2. Basis of Preparation and Presentation of the Financial Statements

The individual and consolidated Financial Statements were prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Accountants (IBRACON).

The authorization to conclude the preparation of this quarterly information was granted at the audit committee meeting held on July 29, 2008.

At December 28, 2007, Law 11,638 was enacted, amending, revoking and introducing new provisions to Law 6,404 as of December 15, 1976 and Law 6,385 as of December 7, 1976. The main purpose is to update the Brazilian Corporate Law in order to allow the convergence of the accounting practices adopted in Brazil with the international accounting practices defined by the rules issued by International Accounting Standards Board – IASB.

The requirements of this Law apply to the financial statements related to the fiscal years starting as of January 1, 2008. These requirements do not qualify as changes in circumstances or estimates and, therefore, the adoption of new practices introduced by Law 11,638/07 should be, as a general rule, shown retrospectively, that is, by means of the application of these new accounting practices as if these practices were in use during all periods, observing the rule which deals with “Accounting Practices, Changes in Accounting Estimates and Correction of Mistakes”, approved by the Brazilian Securities and Exchange Commission (CVM), by means of Resolution 506.

Thus, changes in accounting practices are recorded in accounting books as adjustments from previous years, therefore, its impact is allocated to each of the periods presented. In the specific case of the Company, in which the financial statements for the year ended at December 31, 2008 will be presented as comparison with the 2007 figures, adjustments will be demonstrated at opening balances (January 1, 2007), so that both years will be presented observing the same accounting practices.

This procedure was also adopted in the preparation and presentation of 2008 Quarterly Information (ITR), so that the effects of changes in accounting practices are being allocated in each of the periods presented.

On May 2, 2008, CVM issued Ruling 469, which partially ruled Law 11,638/07, establishing minimum requirements to be observed in the presentation of quarterly information (ITR) during 2008. This Ruling, under certain conditions, authorized the full adoption of the provisions in said Law. The Company’s management did not choose this alternative, and thus applied Law 11,638/07 in the minimum

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

extension required by Ruling CVM 469 in the presentation of its quarterly information (ITR) during 2008.

Among the main changes in accounting rules introduced by said Law, below are those which, in a preliminary analysis made by the Management, could significantly affect the Company’s and its subsidiaries’ accounting statements for the year ended at December 31, 2008:

i) Analysis of the recovery of property and equipment, intangible and deferred assets as established by Pronouncement 1 of CPC, approved by CVM Deliberation 527. This procedure is adopted by the Company in the assessment of its property and equipment and deferred and intangible assets. Particularly in relation to the analysis on the correct useful life of property and equipment, the Company conducts physical inventory on a two-year period basis and comprises the results in the analysis that defines the correct useful life of assets.

ii) Compensation of Officers and employees based on shares – As mentioned in Note 18 (e), the Company has a stock option plan for managers and main executive officers. These benefits were recorded in shareholders’ equity only upon the exercise of options, by capital increase, while as of December 31, 2008 they will be recorded as expenses on the date of concession. This subject was not ruled by CVM, although based on the IFRS 2 criteria of IASB, the Company measured the effects in the income for the period and shareholders’ equity with the application of this change and presented these effects in the chart below.

iii) Leasing of assets used in business maintenance – The Company has many financial leasing agreements which, in accordance with item IV of article 179 of the Brazilian Corporate Law, amended by Law 11,638/07, become eligible and classified as depreciable property and equipment, recording the existing liability, while previously the payment of considerations which were accounted as rental expenses. The Company measured the effects in the net income and shareholders’ equity for the period with the application of this change and presented these effects in the chart below.

iv) Long-term assets and liabilities should be adjusted at present value. Other balances should be adjusted at present value only when there is a material effect in financial statements. CVM, by means of the Notice to the Market as of May 12, 2008, determined that, when and if relevant, adjustment at present value shall be accounted in quarterly financial statements. Based on the analyses made and in the Management’s best estimate, the Company concluded that the adjustment at present value of balances classified in current assets is not material as to quarterly information taken as a whole.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

v) The preparation of cash flow statements and added value statements for 2008 becomes compulsory, with no indication of amounts corresponding to the previous year, substituting the statements of changes in financial position. The Company already adopts the procedure to disclose cash flow statements quarterly and added value statement comparatively to previous periods.

As of the quarter ended at March 31, 2008, the Company chose not to present statements of changes in financial position any longer.

vi) Requirements that the financial investments, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale ; and (ii) by the acquisition cost or issue value, restated according to legal or contractual provisions, adjusted at the probable value of realization, when this is shorter. Currently, asset and derivative financial instruments are recorded and measured initially at cost value and subsequently restated according to the clauses of agreements in effect, so as they reflect the changes in variations occurred up to the balance sheet dates (effective rate method or “curve” method). Based on accounting pronouncements available and on the Management’s best estimate, the Company measured the effects in the income for the period in shareholder’s equity with the application of this change and presented these effects in the chart below.

In compliance with CVM requirements by means of Ruling 469/08 and the Notice to the Market of May 12, 2008, the Company presents in the following chart its best estimate on impacts in consolidated shareholder’s equity and the consolidated income for the period of this quarterly information and previous periods for comparison purposes, referring to the amendments introduced by Law 11,638/07 applicable to the Company. This preliminary measurement is subject to changes due to the issue of new accounting pronouncements on these matters, as well as additional interpretations from regulatory agencies.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

	Balance at			Balance at

	12.31.2006	03.31.2007	06.30.2007	12.31.2007	03.31.2008	06.30.2008

Consolidated shareholders' equity before amendments introduced by Law 11,638/07	4,842,127	4,878,077	4,911,281	5,011,992	5,055,702	5,347,719

Compensation of officers and employees (item "(ii)" of the note above)	-	-	-	(17,704)	-	-

Leasing (item "(iii)" of the note above)	(8,497)	(9,850)	(10,319)	(12,203)	(13,122)	(13,712)
Market appreciation of marketable securities deemed as investments for trading and derivatives (item "(vj)" of the note above)	(13,076)	(11,464)	(13,653)	25,419	32,962	22,626
Deferred income tax and social contribution on restatements above	5,393	5,329	5,993	(3,304)	(4,960)	(2,228)

Net effects resulting from full application of law 11,638/07	(16,180)	(15,985)	(17,979)	(7,792)	14,880	6,686

Consolidated shareholders' equity upon full application of Law 11,638/07	4,825,947	4,862,092	4,893,302	5,004,200	5,070,582	5,354,405

	Three-month period ended at		Six-month period ended at	Three-month period ended at		Six-month period ended at

	03.31.2007	06.30.2007	06.30.2007	03.31.2008	06.30.2008	06.30.2008

Consolidated net income before amendments introduced by Law 11,638/07	35,950	27,574	63,524	36,147	60,359	96,506

Compensation of officers and employees (item "(ii)" of the note above)	(564)	(5,076)	(5,640)	(2,401)	(8,119)	(10,520)
Leasing (item "(iii)" of the note above)	(1,353)	(469)	(1,822)	(919)	(590)	(1,509)
Market appreciation of marketable securities deemed as investments for trading and derivatives (item "(vj)" of the note above)	1,612	(2,189)	(577)	7,543	(10,336)	(2,793)
Deferred income tax and social contribution on restatements above	(65)	665	600	(1,656)	2,732	1,076

Net effects resulting from full application of law 11,638/07	(370)	(7,069)	(7,439)	2,567	(16,313)	(13,746)

Consolidated net income upon full application of Law 11,638/07	35,580	20,505	56,085	38,714	44,046	82,760

Other amendments introduced by Law no. 11,638/07 should not present material effects to the financial statements as of December 31, 2008, or they are not applicable.

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

(i) Cash and Banks

Cash and cash equivalents include the cash and checking account balances.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

(ii) Marketable securities

Securities are recorded at cost, accrued of earnings verified up to the balance sheet dates and not exceeding the market value and are redeemable at any time.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 9 (e)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 4 (b) and Note 7).

c) Inventories

Inventories are carried at the lower of cost or market value, whichever is the shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their efficiency.

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

e) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

f) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

g) Intangible assets

Intangible assets include goodwill derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

h) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models were recorded based on feasibility studies and are amortized for a term not exceeding five years.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of financial assets instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

k) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial income and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL assets were recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

l) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are presented net of the respective court deposits, when applicable (Note 16).

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

m) Revenues and expenses

Revenues from sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of merchandise includes warehousing and handling costs in the warehouses.

n) Earnings per share

The calculation is made according to the ratio “Net Income / number of outstanding shares”, pursuant to the Brazilian Corporate Law, profits may be: distributed, used in a capital increase or establishment of an expansion profit reserve, based on the capital budget.

o) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the annual information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”) and CBD Holland B.V. (“CBD Holland”). The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

o) Consolidated financial statements (Continued)

	Interest %

	06.30.2008		03.30.2008

	Direct	Indirect	Direct	Indirect

Novasoc	10.00	-	10.00	-
Sé	93.05	6.95	93.05	6.95
Sendas Distribuidora	14.86	42.57	-	42.57
PAFIDC	7.52	0.88	6.95	0.81
PA Publicidade	99.99	-	99.99	-
Barcelona	-	60.00	-	60.00
CBD Panamá	-	100.00	-	100.00
CBD Holland	100.00	-	100.00	-

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the accounting financial statements.

Pursuant to CVM Ruling 408 as of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s financial statements, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of Miravalles lies on another partner quotaholder, Miravalles is not consolidated in the Company’s financial statements.

3. Marketable Securities

The marketable securities at June 30, 2008 and in March 31, 2008 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Current
Resulting from sales through:
Credit card companies	194,958	313,819	279,519	462,456
Sales vouchers and others	47,046	58,710	56,893	69,185
Credit sales with post-dated checks	25,302	26,533	37,610	40,129
Accounts receivable- subsidiaries	98,272	96,920	-	-
Allowance for doubtful accounts	(3,495)	(7,678)	(5,091)	(9,963)
Resulting from Commercial Agreements	282,453	292,386	320,941	335,194

	644,536	780,690	689,872	897,001

Accounts receivable - PAFIDC	-	-	933,112	819,659

	-	-	933,112	819,659

	644,536	780,690	1,622,984	1,716,660

Trade accounts receivable - Paes Mendonça	-	-	370,352	374,260

	-	-	370,352	374,260

Credit card sales are receivable in cash from the credit card companies, except for electronic devices, which are received in up to 12 installments. Credit sales settled with post-dated checks bear interest of up to 6.50% per month (ditto at March 31, 2008) for settlement within 60 days.

The balance of subsidiaries accounts receivable refers to the Company’s sales of goods for the supply of subsidiaries’ stores. The operation derives from the Company’s warehouse and was made at cost.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC. The volume of operations stood at R$2,082,070 in the quarter ended at June 30, 2008 (R$1,885,391 in the quarter ended at March 30, 2008), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$31,183 (R$26,837 in the quarter ended at June 30, 2007), recognized as financial expenses in income for the quarter ended at June 30, 2008 and 2007, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

4. Trade Accounts Receivable (Continued)

b) Accounts receivable – PAFIDC (Continued)

The outstanding balance of these receivables at June 30, 2008 and March 31, 2008 was R$933,112 and R$819,659, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable balance of Paes Mendonça relates to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 9 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Resulting from:
Credit sales with post-dated checks	(954)	(1,426)	(1,472)	(2,195)
Corporate sales	(2,261)	(6,103)	(3,212)	(7,548)
Other acccounts receivable	(280)	(149)	(407)	(220)

	(3,495)	(7,678)	(5,091)	(9,963)

5. Inventories

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Stores	696,650	666,125	1,028,339	1,000,446
Warehouses	433,504	426,884	503,244	491,516

	1,130,154	1,093,009	1,531,583	1,491,962

6. Recoverable Taxes

The balances of taxes recoverable at June 30, 2008 and March 31, 2008 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Current
Tax on sales	176,095	166,916	275,961	266,452
Tax on income tax and others	97,063	87,122	109,897	94,638

	273,158	254,038	385,858	361,090
Noncurrent
Taxes on sales	64,459	67,397	71,240	74,094
ICMS and others	60,289	57,161	62,271	59,700

	124,748	124,558	133,511	133,794

Total of taxes recoverable	397,906	378,596	519,369	494,884

7. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment system and post-dated checks.

A letter proposal was signed at February 22, 2008 to extend the fund maturity from May 26, 2008 to May 16, 2010.

The capital structure of the fund, at June 30, 2008, is composed of 10,256 senior quotas, held by third parties in the amount of R$870,202, which represent 91.60% of the fund’s equity (92.23% at March 31, 2008) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$79,779, which represent 8.40% of the fund’s equity (7.77% at March 31, 2008).

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The net assets of PAFIDC at June 30, 2008 and March 31, 2008 are summarized as follows:

	06.30.2008	03.31.2008

Assets
Cash and cash equivalents	84,651	169,890
Receivables	933,112	819,659

Total Assets	1,017,763	989,549

Liabilities
Accounts payable	67,781	72,355
Shareholders' equity	949,982	917,194

Total Liabilities	1,017,763	989,549

The subordinated quotas were attributed to the Company and are recorded in the non-current assets as participation in the securitization fund, the balance of which at June 30, 2008 was R$71,423 (R$63,773 at March 31, 2008). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The compensation of senior quotas is shown below:

		06.30.2008		03.31.2008

			Redeemable		Redeemable
Quotaholder	Amount	CDI Rate	Balance	CDI Rate	Balance

Seniores A	5,826	105%	588,306	105%	571,852
Seniores B	4,300	105%	141,019	101%	137,162
Seniores C	130	105%	140,877	100% + 0.5% p.a.	136,946

			870,202		845,960

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any defaults on the credit rights transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive.

8. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at market prices, terms and conditions.

a) Sales and Purchases of Goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Clients:
Novasoc Comercial	20,980	19,693	-	-
Sé Supermercados	48,090	46,495	-	-
Sendas Distribuidora	29,202	30,732	-	-

	98,272	96,920	-	-

Suppliers:
Novasoc Comercial	279	563	-	-
Sé Supermercados	1,076	1,417	-	-
Sendas Distribuidora	5,305	2,583	-	-
Grupo Assai	-	-	4,746	4,017

	6,660	4,563	4,746	4,017

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Sales:
Novasoc Comercial	108,764	93,248	-	-
Sé Supermercados	305,918	213,212	-	-
Sendas Distribuidora	109,451	108,131	-	-
Versalhes	-	1,009	-	-

	524,133	415,600	-	-

Purchases:
Novasoc Comercial	3,104	2,871	-	-
Sé Supermercados	6,723	5,190	-	-
Sendas Distribuidora	9,099	8,020	-	-
Versalhes	-	120,308	-	-
Grupo Assai	-	-	132,367	-

	18,926	136,389	132,367	-

8. Balances and Transactions with Related Parties (Continued)

b) Other Operations

		Parent Company		Consolidated

		06.30.2008	03.31.2008	06.30.2008	03.31.2008

	Assets
	Novasoc Comercial	19,698	31,082	-	-
	Sé Supermercados	254,519	288,150	-	-
	Casino	655	4,149	655	4,149
	FIC	14,965	14,950	16,741	17,094
	Pão de Açucar Ind. e Comércio	1,171	1,171	1,171	1,171
	Sendas S.A.	17,824	17,824	217,824	217,824
	Sendas Distribuidora	39,714	-	-
	Barcelona	1,087	-	-
	Other	17,974	16,348	23,894	21,268

		367,607	373,674	260,285	261,506

	Liabilities
	Sendas Distribuidora	-	60,622	-	-
	Casino	305	335	305	335
	Península Participações	9,372	10,667	9,630	10,991
	Grupo Assai	-	-	215	211
	Galeazzi Associados	-	-	1,750	5,000
	Other	1,319	1,179	-	-

		10,996	72,803	11,900	16,537

		Parent Company		Consolidated

		06.30.2008	03.31.2008	06.30.2008	03.31.2008

	Result
(i)	Novasoc Comercial	3,474	3,492	-	-
(i)	Sé Supermercados	6,647	7,594	-	-
(i)	Sendas Distribuidora	23,476	57,199	-	-
	Casino	(2,544)	(2,975)	(2,544)	(2,975)
	Peninsula Participações	(57,399)	(55,735)	(59,434)	(57,407)
	Grupo Diniz	(5,456)	(5,885)	(5,909)	(6,333)
	Sendas S.A.	-	-	(15,679)	(16,856)
	Grupo Assai	-	-	(1,151)	-
	Galeazzi Associados	-	-	(9,462)	-
	Other	(7,347)	(6,990)	(7,347)	(6,990)

		(39,149)	(3,300)	(101,526)	(90,561)

i) Amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

8. Balances and Transactions with Related Parties (Continued)

b) Other Operations (Continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$ 2.727 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005.

Península Participações: 57 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona (ditto in 2007).

Diniz Group: Leasing of 17 properties for the Company and 2 properties for Sendas Distribuidora (ditto in 2007).

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora (ditto in 2007).

Assai Group: Leasing of 5 properties for Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

9. Investments

a) Information on investments at June 30, 2008 and March 31, 2008

	Quarter ended at 06.30.2008

				Shareholders’
	Shares/quotas	Interest in		equity (capital	Net income
	held	capital stock %	Capital Stock	deficiency)	for the period

Novasoc	1,000	10.00	10	(20,899)	7,724
Sé	1,433,671,368	100.00	1,433,671	1,496,538	22,270
Sendas Distribuidora	607,082,796	57.43	835,677	(8,569)	(12,980)
Miravalles	127,519	50.00	221,363	226,555	5,192
PA Publicidade	99,999	99.99	100	1,437	281
Barcelona	9,006,000	60.00	15,010	109,998	3,049
CBD Panamá	1,500	100.00	-	158	3
CBD Holland B.V.	180	100.00	-	217	-

	Quarter ended at 03.31.2008

				Shareholders’
	Shares/quotas	Interest in		equity (capital	Net income
	held	capital stock %	Capital Stock	deficiency)	for the period

Novasoc	1,000	10.00	10	(23,675)	4,948
Sé	1,433,671,368	100.00	1,433,671	1,479,432	15,164
Sendas Distribuidora	449,999,994	42.57	835,677	9,126	4,715
Miravalles	127,519	50.00	279,179	223,824	2,461
PA Publicidade	99,999	99.99	100	1,321	165
Barcelona	9,006,000	60.00	15,010	107,917	968
CBD Panamá	1,500	100.00	-	445	274
CBD Holland B.V.	180	100.00	-	217	-

b) Change in Investments

	Parent Company						Consolidated

			PA
	Novasoc	Sé	Publicidade	Sendas	Other	Total	Total

Balance at December 31 , 2007	-	1,363,736	1,156	-	478	1,365,370	110,987
						-
Additions	-	17	-	-	-	17	-
Exchange variation	-	-	-	-	(2)	(2)	-
Equity accounting	4,948	12,859	165	-	271	18,243	1,227
Transfer to capital deficiency	(4,948)	-	-	-	-	(4,948)	-

Balance at March 31 , 2008	-	1,376,612	1,321	-	747	1,378,680	112,214

Additions	-	-		30,285	-	30,285	-
Exchange variation	-	-	-	-	(16)	(16)	-
Equity accounting	7,724	6,612	116	(1,838)	(272)	12,342	1,364
Transfer to capital deficiency	(7,724)	-	-	-	-	(7,724)	-

Balance at June 30 , 2008	-	1,383,224	1,437	28,447	459	1,413,567	113,578

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. The operating lease annual rental payments amounted to R$2,443 in the quarter ended at June 30, 2008 (R$2,311 at March 31, 2008), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

9. Investments (Continued)

b) Change in Investments (Continued)

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At June 30, 2008, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$20,899 (R$23,675 at March 31, 2008), under “Provision for loss in investments” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

  The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and probable contingencies of loss. Should EBITDA margin be lower than 4.62%, only the 7 times EBITDA criterion will be taken into account;

  Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

9. Investments (Continued)

b) Change in Investments (Continued)

2) Call Option (“CALL”) of total partners’ shares – 40%

  Should GPA require the dismissal of chairman due to performance (by means of specific criteria set forth in the shareholders’ agreement) – by criterion 1 of sales price;

  Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year – by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;

  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;

  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;

  At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

The Board of Directors is composed of 7 members, with a 3-year term of office, of which 4 members shall be appointed by GPA and 3 members by former partners of Assai, appointing among the latter, the Chairman of the Board of Directors. The former partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the item abovementioned.

The Board of Directors’ Meeting of Barcelona held at March 31, 2008, approved the reverse merger of Sevilha Empreendimentos e Participações Ltda., former parent company of Barcelona, with reference date as of February 28, 2008. The referred merger was carried out by book value, based on the appraisal report prepared by independent experts. With the merger of Sevilha into Barcelona, Sé now holds 60% direct interest in the total and voting capital of Barcelona. This operation gave rise to a record under the item: “Goodwill on investments” in Sé, corresponding to the amount of R$134,291. Barcelona set up a special goodwill reserve in the amount of R$69,180 pursuant to CVM Ruling 319/99.

9. Investments (Continued)

c) Investment agreement – Company and Sendas

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV (Chamber of Conciliation and Arbitration of the Fundação Getúlio Vargas) informing that Sendas S.A. has filed and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, the Company and Sendas entered into a commitment, commencing the arbitration proceeding.

At April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to GPA that sale of its share control did not occur, when the partnership operation with Casino was concluded in 2005.

Therefore, the claims of Sendas S.A. were rejected in the arbitration based on the non-existence of sale of control, especially that claim pleading the acknowledgment of supposed right to exercise PUT options for its shares in Sendas Distribuidora S.A.

With the conclusion of the favorable decision to GPA, the effectuation of “PUT” is under negotiation notified to the Company on January 5, 2007; by Sendas S.A. showing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, set forth in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

9. Investments (Continued)

d) Subscription of capital carried out by AIG Group in Sendas Distribuidora

At November 30, 2004 the shareholders of Sendas Distribuidora and investment funds of AIG group ("AIG"), entered into an agreement by which AIG invested the amount of R$135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG waived any rights related to the receipt of dividends, up to November 30, 2008.

Pursuant to the agreement, the Company and AIG mutually granted themselves crossed put and call options of shares acquired by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

At March 17, 2008, AIG notified the Company its put option for its 157,082,802 preferred shares of Sendas Distribuidora for the amount of R$165,440, upon swap of shares, as per divestment agreement entered into at December 1, 2004.

At May 6, 2008, a share purchase and sale agreement was executed, transferring the shares held by Sendas Distribuidora to the Company, with supplementary clause, whose maturity is subject to capital increase’s authorization and share issuance by the Company.

The capital increase representing the exercise of put option occurred on June 27, 2008, and the Company’s Board of Directors authorizing the issue of shares, which materializes the share swap pursuant to the agreement dated June 2005. This act does not change the structure of voting common shares.

e) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company’s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

9. Investments (Continued)

e) Investment agreement – the Company and Itaú (Continued)

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

Miravalles’ quarterly information in periods ended June 30, 2008 and 2007 were revised by other independent auditors. In the period ended at June 30, 2008, total investments and equity accounting of this investee represented 0.9% and 1.4%, respectively, compared to the total assets and net income presented in the Company’s consolidated quarterly information (0.9% and 26.3% at June 30, 2007, respectively).

10. Property and Equipment

			Parent Company

	Annual depreciation rates		06.30.2008			03.31.2008

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	779,673	-	779,673	753,396
Buildings	3.3	3.3	2,283,742	(465,216)	1,818,526	1,809,016
Leasehold improvements	*	6.7	1,485,358	(601,050)	884,308	882,771
Equipment	10.0 to 33.0	13.1	882,332	(552,061)	330,271	343,736
Installations	20.0 to 25.0	20.0	378,363	(288,873)	89,490	87,528
Furniture and fixtures	10.0	10.0	336,494	(190,186)	146,308	149,963
Vehicles	20.0	20.0	18,392	(8,846)	9,546	10,339
Construction in progress	-	-	18,003	-	18,003	38,327
Other	10.0	10.0	148,562	(55,819)	92,743	92,023

			6,330,919	(2,162,051)	4,168,868	4,167,099

* Leasehold improvements are depreciated based on the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

			Consolidated

	Annual depreciation rates		06.30.2008			03.31.2008

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	821,349	-	821,349	795,072
Buildings	3.3	3.3	2,386,312	(494,289)	1,892,023	1,882,952
Leasehold improvements	*	6.7	2,049,258	(846,273)	1,202,985	1,205,176
Equipment	10.0 to 33.0	13.1	1,144,908	(695,484)	449,424	465,782
Installations	20.0 to 25.0	20.0	463,932	(348,557)	115,375	111,963
Furniture and fixtures	10.0	10.0	471,950	(261,512)	210,438	217,106
Vehicles	20.0	20.0	19,346	(9,171)	10,175	11,002
Construction in progress	-	-	20,735	-	20,735	40,852
Other	10.0	10.0	149,557	(56,366)	93,191	92,330

			7,527,347	(2,711,652)	4,815,695	4,822,235

a) Additions to property and equipment

	Parent Company		Consolidated

	2008	2007	2008	2007

Additions	91,341	182,525	112,340	196,322
Capitalized interest	5,905	7,411	6,206	7,881

Balance at March 31	97,246	189,936	118,546	204,203

Additions	82,654	196,649	96,611	206,200
Capitalized interest	8,178	9,954	8,566	10,533

Balance at June 30	188,078	396,539	223,723	420,936

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

11. Intangible Assets

	Parent Company	Consolidated

Balance at December 31, 2007	290,560	674,852

Additions	-	134,297
Transfer by merger		(203,472)
Amortization	(25,584)	(34,628)

	264,976	571,049

Additions	135,155	135,155
Amortization	(28,597)	(37,114)

Balance at June 30, 2008	371,534	669,090

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability – were transferred to intangible assets and will be amortized over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

12. Deferred Charges

	Parent Company	Consolidated

Balance at December 31, 2007	77,085	77,177

Additions	191	191
Amortization	(3,312)	(3,314)

Balance at March 31, 2008	73,964	74,054

Additions	-	2,685
Amortization	(4,207)	(4,262)

Balance at June 30, 2008	69,757	72,477

Deferred charges refer to expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in stores;
  Implementation of CSC – Shared Service Center;
  Implementation of procurement center of materials and indirect services.

12. Deferred Charges (Continued)

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – Extra Fácil and Extra Perto. The projects already concluded are being amortized for a minimum term of 5 years.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Short-term
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	97,976	98,004	97,976	98,004
Working capital (i)	TJLP + 1.7%	2,707	4,576	2,707	4,576
	104% of CDI (103.9% in 2008)	-	-	-	14,044

Leasing	CDI rate + 0.14% pa	12,611	10,034	12,611	10,034

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation 4.125%	7,204	7,864	7,204	7,864
Working capital (i)	Weighted average rate - 103.8% of
	CDI (103.6% on 03/31/2008)	18,371	19,430	234,644	355,553
Imports	US dollar exchange variation	5,411	7,435	6,696	8,877

		144,280	147,343	361,838	498,952

Long-term
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	153,207	177,375	153,207	177,375
Working capital (i)	Weighted average of 93.77%
	of CDI (93.77% on 03/31/2008)	358,877	349,916	405,068	394,933
PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	588,306	571,852
	Senior B - 101% of CDI	-	-	141,019	137,162
	Senior C - 100% of CDI + 0.5% pa	-	-	140,877	136,946

Leasing	CDI Rate + 0.14% p.a.	12,159	14,033	12,159	14,033

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation 4.125%	4,177	6,507	4,177	6,507
Working capital (i)	Weighted average rate - 102,5% of
	CDI (102.5% on 03/31/2008)	484,070	471,283	862,583	841,140

		1,012,490	1,019,114	2,307,396	2,279,948

The Company uses swap operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

13. Loans and Financing (Continued)

The annualized CDI benchmark rate at June 30, 2008 stood at 11.17% (11.33% at March 31, 2008).

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.4 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In the periods ended at June 30, 2008 and March 31, 2008, R$158 and R$178, were added to the principal, respectively.

				Consolidated

		Grace	Number of
		period in	monthly
Contract date	Annual financial charge	months	installments	Maturity	06.30.2008	03.31.2008

11/11/2003	Basket of currencies + 4.125%	14	60	Jan/10	11,380	14,370
11/11/2003	TJLP + 4.125%	12	60	Nov/09	79,808	93,835
11/11/2003	TJLP+ 1.0%	12	60	Nov/09	4,820	5,667
9/5/2007	TJLP+ 3.2%	6	60	Nov/12	145,532	153,678
9/5/2007	TJLP+ 2.7%	6	60	Nov/12	21,024	22,200

					262,564	289,750

13. Loans and Financing (Continued)

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Loans and financing” (Note 7).

(iv) Maturities – long-term

	Parent Company	Consolidated

2009	193,159	193,159
2010	403,535	1,584,492
2011	381,345	425,170
2012	34,451	104,575

	1,012,490	2,307,396

14. Debentures

a) Breakdown of outstanding debentures:

				Consolidated

			Annual	Unit
	Type	Outstanding	financial	price	06.30.2008	03.31.2008
		Securities	charges

6th issue - 1st series	No preference	54,000	CDI + 0.5%	10,372	560,103	544,504
6th issue - 2nd series	No preference	23,965	CDI + 0.5%	10,372	248,571	241,649
6th issue - 1st and 2nd series	Interest swap	-	104.96% of CDI	-	105	14

			Total		808,779	786,167

			Non-current liabilities		779,650	779,650

			Current liabilities		29,129	6,517

b) Debenture operation:

	Number
	of Debentures	Value

At March 31, 2008	77,965	786,167

Interest and restatement in the quarter	-	22,612

At June 30, 2008	77,965	808,779

14. Debentures (Continued)

c) Additional information

Sixth issue – at March 1, 2008, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), lower or equal to 3.25.

15. Taxes and Social Contribution Payable

Taxes and contributions are composed of the following:

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Taxes and contributions payable
Taxes paid in installments	52,135	54,502	54,439	56,809
PIS and COFINS payable	4,113	11,480	8,734	19,078
Provision for income tax and social contribution	-	-	6,531	7,255

	56,248	65,982	69,704	83,142

Noncurrent
Taxes paid in installments	215,519	224,996	225,286	235,331

	271,767	290,978	294,990	318,473

15. Taxes and Social Contribution Payable (Continued)

Taxes paid in installments compose the following:

INSS and CPMF - The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Current
INSS	38,307	37,873	38,448	38,013
CPMF	10,227	10,128	12,215	12,127
Other	3,601	6,501	3,776	6,669

	52,135	54,502	54,439	56,809

Non-current
INSS	153,228	160,962	153,791	161,554
CPMF	21,384	43,045	48,861	51,545
Other	40,907	20,989	22,634	22,232

	215,519	224,996	225,286	235,331

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

16. Provision for Contingencies (Continued)

	Parent Company

				Civil and
	COFINS and PIS	Other	Labor	other	Total

Balance at March 31, 2008	1,073,492	27,677	292	98,754	1,200,215
Additions	5,754	-	5,011	3,691	14,456
Reversals/Payments	-	-	(4,980)	(1,220)	(6,200)
Monetary Restatement	16,927	550	1,559	2,857	21,893
Judicial Deposits	-	-	(1,095)	(1,932)	(3,027)

Balance at June 30, 2008	1,096,173	28,227	787	102,150	1,227,337

	Consolidated

				Civil and
	COFINS and PIS	Other	Labor	other	Total

Balance at March 31, 2008	1,125,714	31,817	1,717	106,365	1,265,613
Additions	15,951	-	6,413	3,825	26,189
Reversals/Payments	(1,897)	-	(6,495)	(1,220)	(9,612)
Monetary Restatement	17,876	637	1,723	3,150	23,386
Judicial Deposits	-	-	(1,018)	(1,986)	(3,004)

Balance at June 30, 2008	1,157,644	32,454	2,340	110,134	1,302,572

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), which stood at 5.38% at June 30, 2008 (2.84% at March 31, 2008), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, at June 30, 2008, amounting to R$1,015,792 (R$996,421 at March 31, 2008) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9,718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9,715/98 (0.65% of revenue) as of February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as of December 1, 2002, with Law 10,637/02, and COFINS, as of February 2004 by means of Law 10,833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet at June 30, 2008 in the amount of R$141,852 (R$129,293 at March 31, 2008), includes the unpaid installment, monetarily restated. In addition, the Company challenges the limit of percentage and the term for appropriation of COFINS credit over the opening inventory derived from Law 10,833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of excise tax (“IPI”) over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding tax (IRRF), social contribution on net income (CSLL), which also awaits decision by administrative appellate court judge, d) administrative assessment due to offsetting of INSS credit verified by the Company under the viewpoint of undue payment over allowance not provided for by Law, awaiting for court verdict; e) tax assessment related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. Within the federal scope, the Company was served notice for these operations, in relation to PIS, COFINS and IRPJ. The amount recorded at June 30, 2008 in accounting books for such issues is R$32,454 (R$31,817 at March 31, 2008). The Company has no judicial deposits related to such issues.

16. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2008, the Company recorded a provision of R$52,362 (R$50,721 at March 31, 2008) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels stand at R$6,391 (R$6,733 at March 31, 2008). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (2.0% accumulated in the year ended at June 30, 2008) plus 1% monthly interest. The balance of net allowance for earmarked judicial deposits is R$2,340 (R$1,717 at March 31, 2008).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

  The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. At June 30, 2008, the amount accrued is R$50,860 (R$48,750 at March 31, 2008) and the Company effected a R$8,070 (R$8,050 at March 31, 2008) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

  The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. The accrued amount is R$40,695 at June 30, 2008, (R$39,068 at March 31, 2008), and judicial deposit in the amount of R$40,892 (R$38,944 at March 31, 2008).

  The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$34,178 at June 30, 2008 (R$33,740 at March 31, 2008). There is no judicial deposit for such proceeding.

  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At June 30, 2008 the accrual amount for these lawsuits is R$14,165 (R$12,955 at March 31, 2008), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at June 30, 2008, as follows:

  INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$119,525 (R$118,877 at March 31, 2008). These proceedings are under administrative and court discussion.

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

  IRPJ and IRRF – The Company was served several administrative assessment notices regarding the taxes mentioned, with varied subject-matters, such as offsetting proceedings, undeductible provisions, and all of them await decision in the administrative level, the amount of which corresponds to R$89,386 (R$82,105 at March 31, 2008).

  COFINS, PIS and CPMF – The Company was served notice in the administrative level regarding the taxes mentioned with varied subject- matters, motion for offsetting the Social Investment Fund (“FINSOCIAL”), tax payment discrepancies, in addition to PIS and COFINS in the assessment of soybean operations, previously mentioned.
  The amount involved in these assessments is R$285,815 (R$251,777 at March 31, 2008) and await administrative decision. The Installment regarding soybean exports amounts to R$193,000 (R$167,135 at March 31, 2008).

  ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, return of goods to its stores, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. The total amount of these assessments is R$1,065,007 (R$931,448 at March 31, 2008), which await a final decision in the administrative and court levels.

  ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$19,951 (R$18,646 at March 31, 2008) and await administrative and court decisions.

  Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$68,122 (R$59,228 at March 31, 2008).

16. Provision for Contingencies (Continued)

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	470,816	1,507	356,286	828,609
Labor	5,846	3,636	71,270	80,752
Civil and other	10,951	959	40,993	52,903

Total	487,613	6,102	468,549	962,264

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax expense reconciliation

	Parent Company		Consolidated

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Earnings before income tax charged before profit sharing	127,926	92,072	137,389	68,755

Profit Sharing	(5,164)	(5,162)	(7,200)	(7,200)

Earnings before income tax	122,762	86,910	130,189	61,555

Income tax at nominal rate	(30,691)	(21,728)	(33,216)	(18,343)

Income tax incentive	-	311	143	425
Equity accounting and provision for capital deficiency of subsidiary	6,409	(203)	881	(5,692)
Other permanent adjustments and social contribution rates, net	(1,974)	(1,766)	(5,887)	(21,157)

Effective income tax	(26,256)	(23,386)	(38,079)	(44,767)

Income tax for the year
Current [1]	226	(12,655)	(12,971)	(23,820)
Over amortized goodwill (b(ii ))	(44,899)	-	(46,469)	-
Deferred	18,417	(10,731)	21,361	(20,947)

Income tax and social contribution expenses	(26,256)	(23,386)	(38,079)	(44,767)

Effective rate	21.4%	26.9%	29.2%	72.7%

1 The merger of Vieri and Sevilha (Assai) into the Company gave rise to a tax benefit resulting from goodwill amortization, in the amount of R$44,899 for the Company and R$44,469 for Consolidated (Note 17b (ii)).

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Deferred income tax assets
Tax losses (i)	4,150	4,150	327,372	314,692
Provision for contingencies	56,842	54,976	82,406	78,153
Provision for hedge and levied on a cash basis	10,536	8,574	50,666	55,445
Allowance for doubtful accounts	2,619	3,439	3,161	5,176
Goodwill	28,203	27,193	72,894	73,251
Income tax on merger goodwill - Vieri - Casino (ii)	472,395	496,167	472,395	496,167
Income tax on merger goodwill - Sevilha - Assai (ii)	-	-	67,610	68,727
Provision for goodwill reduction	-	-	131,046	135,541
Deferred gains from shareholding dilution, net	4,030	2,008	4,084	2,048
Other	19,910	20,771	23,152	21,552

Deferred income and social contribution tax assets	598,685	617,278	1,234,786	1,250,752

Provision for deferred income tax realization	-	-	(76,046)	(80,541)

	598,685	617,278	1,158,740	1,170,211

Current assets	94,641	116,236	112,405	145,981
Noncurrent assets	504,044	501,042	1,046,335	1,024,230

Deferred income and social contribution tax assets	598,685	617,278	1,158,740	1,170,211

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

(i) At June 30, 2008, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$598,685 (R$617,278 at March 31, 2008) in the Parent Company and R$1,158,740 (R$1,170,211 at March 31, 2008) in Consolidated.

Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, will be purpose of capitalization to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99, to the extent that the tax benefit earned, as a result of goodwill amortization, represents an effective decrease of taxes paid.

In order to enable a better presentation of the financial statements, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net goodwill at June 30, 2008 totaled R$472,395 (R$496,167 at March 30, 2008).

At March 31, 2008, the Extraordinary General Meeting approved the reverse merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the special reserve of goodwill was created as a result of this merger. At June 30, 2008, the remaining net goodwill recorded by Barcelona amounted to R$67,610.

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

2008	94,640	112,405
2009	116,198	172,551
2010	113,596	174,469
2011	113,596	186,282
2012 up to 2018	160,655	513,034

	598,685	1,158,740

18. Shareholders’ Equity

a) Capital stock

(i) Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. Fully subscribed and paid-up capital is comprised at June 30, 2008 of 235,202 (228,429 at March 31, 2008) in thousands of registered shares with no par value, of which 99,680 (ditto at March 31, 2008) in thousands of common shares 135,522 (128,749 at March 31, 2008) in thousands of preferred shares.

Change in capital stock and number of shares:

		Number of shares - thousand

	Capital
	stock	Preferred	Common

On March 31. 2008	4,157,421	128,749	99,680
Capitalization of reserves	54,842	-	-
Profit	6,094	-	-
Private Subscription of Shares	217,861	6,144	-
Stock option
Series VII	4,058	162	-
Series VIII	58	2	-
Series IX	5,151	180	-
Series A1 Silver	2,134	87	-
Series A1 Gold	1	27	-
Series A2 Silver	2,393	89	-
Series A2 Gold	1	82	-

On June 30, 2008	4,450,014	135,522	99,680

18. Shareholders’ Equity (Continued)

a) Capital stock (Continued)

The Board of Directors’ Meetings held at May 27, 2008 and June 10, 2008 approved the capital stock increases with the subscription and payment of shares in the Stock Option Plan, as follows:

		Number
Meeting	Series	(thousand)	Unit values	Total

6/10/2008	Series VII	162	25.09	4,058
5/27/2008	Series VIII	0	31.16	9
6/10/2008	Series VIII	1	31.61	49
6/10/2008	Series IX	180	28.66	5,151
5/27/2008	Series A1 Silver	84	24.63	2,063
6/10/2008	Series A1 Silver	3	24.63	71
5/27/2008	Series A1 Gold	27	0.01	1
5/27/2008	Series A2 Silver	83	26.93	2,238
6/10/2008	Series A2 Silver	6	26.93	155
5/27/2008	Series A2 Gold	78	0.01	1
6/10/2008	Series A2 Gold	5	0.01	0

		629		13,796

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared.

The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which can include the interest on shareholders’ equity, net of tax.

18. Shareholders’ Equity (Continued)

c) Capital reserve – Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 17b(ii), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged from Vieri amounted to R$517,294, which will be used in the capital increase, upon the realization of reserve.

At March 31, 2008, a tax benefit deriving from the goodwill in the merger of Sevilha into Barcelona was recorded in the amount of R$69,180, which will be used to increase capital, upon realization of reserve.

d) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

(iii) Profit retention: the balance at December 31, 2007 is available to the Shareholders’ General Meeting for allocation.

18.  Shareholders’ Equity (Continued)

e) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.
The number of lot of shares may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the granting date (1st tranche) and (ii) up to 50% in the last month of the fifth year following the granting date (2nd tranche), and the remaining portion of the second lot subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

Q = Amount of 1000 (one thousand) shares to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company’s shares as of the granting date.

Pm = Market price of the lot of Company’s shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of its exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held at July 30, 2007.

New preferred stock option plan

The Extraordinary General Meeting held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

The series of previous plan continue in force until the respective maturity dates.

(i) Information on the stock option plans is summarized below:

Breakdown of Series Granted
				Price		Lot of shares

			2nd date of	On the
	Granting	1st date of	exercise and	granting	End of	Number of shares		Not exercised by		Total in
Series granted	date	exercise	expiration	date	period	granted	Exercised	dismissal	Expired	effect

Balance at March 31, 2008
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	24.92	1,000	(297)	(339)	-	364
Series VIII	4/30/2004	4/30/2007	4/30/2009	13.00	31.39	862	(214)	(398)	-	250
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	28.66	989	-	(460)	-	529
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	37.16	901	-	(268)	-	633
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(88)	(5)	-	231
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(220)	(60)	-	842
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(178)	-	-	670
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(187)	-	-	763

						6,996	(1,184)	(1,530)	-	4,282

Balance at June 30, 2008
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	25.09	1,000	(459)	(365)	(176)	-
Series VIII	4/30/2004	4/30/2007	4/30/2009	13.00	32.53	862	(216)	(434)	-	212
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	29.68	989	(180)	(529)	-	280
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	38.54	901	-	(349)	-	552
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(9)	-	200
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(307)	(88)	-	727
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(260)	(6)	-	582
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(276)	(7)	-	667

						6,996	(1,813)	(1,787)	(176)	3,220

Series Exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At March 31, 2008
Series VII	16/5/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	16/5/2003	06/09/2006	4	22.12	91	33.33
Series VII	16/5/2003	10/7/2007	1	22.95	13	37.15
Series VII	16/5/2003	28/11/2007	1	23.76	13	28.56
Series VIII	30/4/2004	15/5/2007	195	28.89	5,631	31.60
Series VIII	30/4/2004	10/7/2007	19	28.90	542	37.15
Series A1 Silver	13/4/2007	10/7/2007	11	24.63	260	37.15
Series A1 Silver	13/4/2007	28/11/2007	36	24.63	878	28.56
Series A1 Silver	13/4/2007	17/12/2007	70	24.63	1,734	33.26
Series A1 Silver	13/4/2007	10/3/2008	103	24.63	2,537	34.85
Series A1 Gold	13/4/2007	10/7/2007	3	0.01	0	37.15
Series A1 Gold	13/4/2007	28/11/2007	11	0.01	0	28.56
Series A1 Gold	13/4/2007	17/12/2007	31	0.01	0	33.26
Series A1 Gold	13/4/2007	10/3/2008	43	0.01	0	34.85
Series A2 Silver	3/3/2008	10/3/2008	187	26.93	5,036	34.85
Series A2 Gold	3/3/2008	10/3/2008	178	0.01	2	34.85

			1,184		23,182

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Series Exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At June 30, 2008
Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	5/16/2003	6/9/2008	4	22.12	91	33.33
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.56
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	34.11
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series VIII	4/30/2004	5/27/2008	0	31.16	9	34.11
Series VIII	4/30/2004	6/10/2008	2	31.61	49	34.11
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	34.11
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.85
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	34.11
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	34.11
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.26
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.85
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	34.11
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.85
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,238	34.11
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	34.11
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.85
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	34.11
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	34.11

			1,813		36,984

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At June 30, 2008, the Company’s preferred share price on BOVESPA was R$34.11 for each share.

There are no treasury shares to be used as spread to the options granted of the Plan.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	06.30.2008	03.31.2008

Number of shares	235,202	228,429
Balance of granted series in effect	3,220	4,282

Maximum percentage of dilution	1.35%	1.84%

(iii) The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP N° 01/2007 paragraph 25.9:

	06.30.2008		06.30.2007

	Net income	Shareholders' equity	Net income	Shareholders' equity

Corporate	96,506	5,347,719	63,524	4,911,281
Expense related to share-based compensation to employees determined according to market value method	(10,520)	-	(5,640)	-

Pro forma	85,986	5,347,719	57,884	4,911,281

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.04% at June 30, 2008 (1.09% at March 31, 2008), expectation of volatility of nearly 38.36% at June 30, 2008 (37.4% at March 31, 2008), non-risk weighted average interest rate of 10.77% at June 30, 2008 (11.0% at March 31, 2008). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years and for series A2, the expectation is 5 years.

19. Net Financial Income

	Parent Company		Consolidated

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Financial expenses
Financial charges - BNDES	(14,717)	(12,338)	(14,717)	(12,338)
Financial charges - Debentures	(43,974)	(36,628)	(43,974)	(36,628)
Financial charges on
contingencies and taxes	(53,411)	(41,398)	(63,125)	(46,323)
Swap operations	(14,054)	(11,840)	(39,205)	(47,972)
Receivables securitization	(51,764)	(46,562)	(62,892)	(60,473)
Interest on lending	(3,193)	(351)	(876)	(4,392)
CPMF and other bank services	(9,283)	(23,586)	(14,275)	(30,474)
Interest on loan agreements	(24,489)	(3,527)	(35,692)	(19,807)
Capitalized interests	14,083	17,365	14,772	18,414
Other financial expenses	(7,312)	(4,689)	(16,856)	(10,159)

Total financial expenses	(208,114)	(163,554)	(276,840)	(250,152)

Financial income
Interest on cash and cash equivalents	68,029	34,001	76,986	71,478
Financial discounts obtained	19,350	19,008	22,944	21,992
Financial charges on taxes
and judicial deposits	10,455	8,542	13,685	17,600
Interest on installment sale	10,019	13,841	14,491	20,384
Interest on lending	911	4,660	1,584	4,785
Other financial income	37	30	43	30

Total financial income	108,801	80,082	129,733	136,269

Net financial result	(99,313)	(83,472)	(147,107)	(113,883)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within limits approved by the Management.

b) Concentration of credit risk

The Company carries out sales directly to individuals by means of post-dated checks, within a small portion of sales (approximately 1% of sales in the quarter). The risk in this portion is minimized by a large client portfolio.

20. Financial Instruments (Continued)

b) Concentration of credit risk (Continued)

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at June 30, 2008 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At June 30, 2008

	Parent Company		Consolidated

	Accounting	Market	Accounting	Market

Assets
Cash and cash equivalents	51,308	51,308	104,566	104,566
Marketable securities	988,590	988,590	1,190,731	1,190,731
Receivables securitization fund	71,423	71,423	-	-

	1,111,321	1,111,321	1,295,297	1,295,297

Liabilities
Loans and financings	1,156,770	1,152,072	2,669,234	2,663,798
Debentures	808,779	792,584	808,779	792,584

	1,965,549	1,944,656	3,478,013	3,456,382

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translate the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Management of exchange and interest rate risk

The utilization of instruments and derivatives operations bearing interest rates aims at protecting the results of the Company’s assets and liabilities operations. The transactions are carried out by the financial operations department according to a strategy previously approved by the Management.

20. Financial Instruments (Continued)

d) Management of exchange and interest rate risk (Continued)

The cross-currency interest rate swaps enable the Company to exchange short-term and long-term loans (Note 13), contracted at U.S.dollar- denominated fixed interest rates with loans at Reais-denominated floating interest rates. At June 30, 2008, the balances of short-term and long-term financing contracted in U.S. dollars, amount to R$1,108,608 (US$696,406) (R$1,211,063 - US$692,392 at March 31, 2008), at average interest rate of 5.5% (5.5% at March 31, 2008), which are hedged by swaps, in Reais, at average rate of 103.2% of CDI (102.8% of CDI at March 31, 2008).

21. Insurance Coverage (not audited)

Coverage at June 30, 2008 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,801,566
Profit	Loss of profit	1,498,220
Cash	Theft	47,194

The Company also holds specific policies covering civil and management liability risks in the amount of R$133,300 (R$141,005 at March 31, 2008).

22. Non-Operating Results

	Parent Company		Consolidated

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Expenses
Results in the property and equipment write	(2,067)	(5,844)	(5,002)	(6,376)
Other	-	(1,781)	-	(100)

Total non-operating expenses	(2,067)	(7,625)	(5,002)	(6,476)

Revenues
Rentals	-	-	23	1,174

Total non-operating revenues	-	-	23	1,174

Non operating result	(2,067)	(7,625)	(4,979)	(5,302)

23. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Operating income	129,993	99,697	142,368	74,057

(+) Net financial expenses	99,313	83,472	147,107	113,883
(+) Equity accounting	(25,637)	814	(2,591)	16,737
(+) Depreciation and amortization	230,070	201,243	294,609	257,962

EBITDA	433,739	385,226	581,493	462,639

Net sales revenue	5,834,573	5,151,677	8,483,422	7,077,598
% EBITDA	7.4%	7.5%	6.9%	6.5%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at June 30, 2008, as follows:

	Parent Company	Consolidated

2008	109,242	153,583
2009	211,024	301,096
2010	159,035	236,931
2011	134,892	205,595
2012	118,740	184,757
as of 2013	645,382	1,103,425

	1,378,315	2,185,387

25. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at June 30, 2008, amounted to R$897, employees’ contributions amounted to R$1,194 with 733 participants.

26. Statements of Cash Flow

	Parent Company		Consolidated

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Cash flow from operating activities
Net income for the year	96,506	63,524	96,506	63,524
Adjustment for reconciliation of net income
Deferred income tax	(18,417)	10,731	(21,361)	20,947
Residual value of written-off permanent assets	2,067	4,836	5,002	5,368
Net gains by corporate dillution	-	-	-	-
Depreciation and amortization	230,070	201,243	294,609	257,962
Interest and monetary variation, net of payment	62,726	(52,117)	78,854	(143,795)
Equity accounting	(25,637)	814	(2,591)	16,737
Provision for contingency	43,266	22,128	61,232	29,934
Provision for property and equipment written-off and loss	2,061	2,588	2,207	1,848
Provision for goodwill amortization	44,899	-	46,469	-
Minority interest	-	-	(4,396)	(46,736)

	437,541	253,747	556,531	205,789

(Increase) decrease of assets
Accounts receivable	278,629	229,446	194,741	295,789
Inventories	24,149	37,263	2,659	55,045
Recoverable taxes	6,310	18,857	8,481	19,982
Other assets	(20,111)	(26,922)	(35,373)	(32,749)
Related parties	(23,411)	125,039	3,941	8,529
Judicial deposits	(93,968)	(5,890)	(106,435)	(14,242)

	171,598	377,793	68,014	332,354

Increase (decrease) of liabilities
Suppliers	(382,025)	(519,039)	(485,583)	(598,120)
Payroll and charges	18,002	10,692	27,110	17,873
Taxes and social contribution payable	(57,240)	(25,176)	(63,506)	(34,178)
Other accounts payable	(48,480)	(20,234)	17,181	(6,033)

	(469,743)	(553,757)	(504,798)	(620,458)

Net cash generated by operating activities	139,396	77,783	119,747	(82,315)

26. Statements of Cash Flow (Continued)

	Parent Company		Consolidated

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Cash flow from investment activities
Net cash in merger of subsidiaries	-	-	-	-
Receipt of amortization of PAFIDC quotas	-	28,881	-	-
Acquisition of companies	-	(7,936)	-	(7,918)
Additions to investment	(17)	-	-	(43,200)
Acquisition of fixed assets	(166,217)	(377,277)	(201,863)	(401,674)
Increase in intangible assets	-	(500)	(10)	(500)
Increase in deferred assets	(191)	(4,425)	(2,877)	(4,542)
Disposal of fixed assets	-	-	-	-

Net cash used in investment activities	(166,425)	(361,257)	(204,750)	(457,834)

Cash flow from financing activities
Capital increase	87,487	5,631	87,487	5,631
Effect on consolidated cash and cash equivalents by capital contribution	-	-	-	-
Increase in capital reserve	-	-	-	-
Financing	-	-	-	-
Funding and refinancing	394,421	903,638	712,422	1,265,231
Payments	(116,311)	(513,809)	(434,539)	(736,123)
Payments of dividends	(49,202)	(20,312)	(49,202)	(20,312)

Net cash generated by (used) in investment activities	316,395	375,148	316,168	514,427

Increase (decrease), net, in cash, banks and marketable securities
	289,366	91,674	231,165	(25,722)

Cash, banks and marketable securities at the end of year	1,039,898	620,328	1,295,297	1,255,789
Casth, banks and marketable securities at the beginning of year	750,532	528,654	1,064,132	1,281,511

Variation in cash, banks and marketable securities	289,366	91,674	231,165	(25,722)

Cash flow additional information
Interest paid from loans and financing	62,359	138,072	145,887	366,396

27. Statements of Added Value

	Parent Company				Consolidated

	06.30.2008%		06.30.2007%		06.30.2008%		06.30.2007%

Revenues
Sales of goods	6,820,132		6,137,490		9,878,808		8,373,409
Credits written-off	(9,036)		8,050		(13,016)		7,936
Non-operational	(2,067)		(7,625)		(4,979)		(5,302)

	6,809,029		6,137,915		9,860,813		8,376,043

Inputs acquired from third parties
Cost of goods sold	(5,075,649)		(4,450,165)		(7,447,377)		(6,122,213)
Materials, electricity, third parties' services and other	(471,027)		(459,049)		(674,040)		(654,077)

	(5,546,676)		(4,909,214)		(8,121,417)		(6,776,290)

Gross added value	1,262,353		1,228,701		1,739,396		1,599,753

Retentions
Depreciation and amortization	(234,454)		(204,764)		(300,320)		(261,839)

Net added value produced by entity	1,027,899		1,023,937		1,439,076		1,337,914

Received in transfer
Equity accounting	25,637		(814)		2,591		(16,737)
Minority interest	-		-		4,396		46,736
Financial income	108,801		80,082		129,733		136,269

	134,438		79,268		136,720		166,268

Total added value to distribute	1,162,337	100.0	1,103,205	100.0	1,575,796	100.0	1,504,182	100.0

Distribution of added value
Payroll and charges	(502,201)	43.2	(462,935)	42.0	(686,972)	43.6	(622,005)	41.4
Taxes, fees and contributions	(224,210)	19.3	(294,110)	26.7	(300,045)	19.0	(383,816)	25.5
Interest and rentals	(339,420)	29.2	(282,636)	25.6	(492,273)	31.2	(434,837)	28.9
Dividends	-	0.0	-	0.0	-	0.0	-	0.0

Profit retention	96,506	8.3	63,524	5.7	96,506	6.2	63,524	4.2

28. Subsequent Events

At July 24, 2008, Casino Group purchased 5,600,000 of the Company’s common shares, representing 5.62% of the voting capital and 2.4% of the total capital. This acquisition is a result of the call option exercise granted by Diniz family to the Casino Group in 2005, and that has been concluded. Prior to the acquisition of these shares, Casino Group held direct and indirectly, by means of its wholly-owned subsidiaries, 28,619,224 common shares and 3,785,893 preferred shares. In addition, Wilkes Participações S/A, the Company’s majority shareholders, jointly- owned subsidiary of Casino Group and Abilio Diniz, holds 65,400,000 of the Company’s common shares. With this acquisition, Casino Group increases its interest in the Company, direct and indirectly, from 32.9% to 35.3% .

05.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

See Item 08.01 – Comments on the Consolidated Performance during the Quarter.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
1	Total Assets	12,969,216	12,840,561
1.01	Current Assets	5,104,682	5,100,875
1.01.01	Cash and Cash Equivalents	1,295,297	1,212,961
1.01.01.01	Cash and Banks	104,566	171,011
1.01.01.02	Marketable Securities	1,190,731	1,041,950
1.01.02	Receivables	2,277,802	2,395,952
1.01.02.01	Clients	1,622,984	1,716,660
1.01.02.02	Sundry Receivables	654,818	679,292
1.01.02.02.01	Recoverable Taxes	385,858	361,090
1.01.02.02.02	Deferred Income Tax	112,405	145,981
1.01.02.02.03	Other Receivables	156,555	172,221
1.01.03	Inventories	1,531,583	1,491,962
1.01.04	Other	0	0
1.02	Noncurrent Assets	7,864,534	7,739,686
1.02.01	Long-term Receivables	2,193,694	2,160,134
1.02.01.01	Sundry Receivables	1,896,330	1,857,952
1.02.01.01.01	Recoverable Taxes	133,511	133,794
1.02.01.01.02	Deferred Income Tax and Social Contribution	1,046,335	1,024,230
1.02.01.01.03	Deposits for Judicial Appeals	321,909	302,166
1.02.01.01.04	Accounts Receivable	370,352	374,260
1.02.01.01.05	Other	24,223	23,502
1.02.01.02	Credits with Related Parties	260,285	261,506
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	260,285	261,506
1.02.01.03	Other	37,079	40,676
1.02.01.03.01	Prepaid Expenses	37,079	40,676
1.02.02	Permanent Assets	5,670,840	5,579,552
1.02.02.01	Investments	113,578	112,214
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies – Goodwill	0	0
1.02.02.01.03	In Subsidiaries	218	218
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	113,360	111,996
1.02.02.02	Property and Equipment	4,815,695	4,822,235
1.02.02.03	Intangible Assets	669,090	571,049
1.02.02.04	Deferred Charges	72,477	74,054

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
2	Total liabilities	12,969,216	12,840,561
2.01	Current liabilities	2,814,393	2,989,288
2.01.01	Loans and Financings	361,838	498,952
2.01.02	Debentures	29,129	6,517
2.01.03	Suppliers	1,837,856	1,873,811
2.01.04	Taxes, Fees and Contributions	69,704	83,142
2.01.05	Dividends Payable	882	50,084
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	514,984	476,782
2.01.08.01	Payroll and Social Contributions	200,163	168,960
2.01.08.02	Rents	32,898	31,676
2.01.08.03	Financing due to Purchase of Assets	37,839	35,264
2.01.08.04	Other Accounts Payable	244,084	240,882
2.02	Noncurrent Liabilities	4,703,971	4,654,481
2.02.01	Long-term Liabilities	4,703,971	4,654,481
2.02.01.01	Loans and Financings	2,307,396	2,279,948
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	11,900	16,537
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,605,025	1,578,346
2.02.01.06.01	Provision for Contingencies	1,302,572	1,265,613
2.02.01.06.02	Tax Installments	225,286	235,331
2.02.01.06.03	Real Estate Tax Payable	61,592	60,438
2.02.01.06.04	Other Accounts Payable	15,575	16,964
2.02.02	Deferred Income	0	0
2.03	Non-Controlling Shareholders Interest	103,133	141,090
2.04	Shareholders' Equity	5,347,719	5,055,702
2.04.01	Paid-in Capital	4,450,014	4,157,421
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	283,868	344,803
2.04.04.01	Legal	133,617	133,617
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	150,251	156,344
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	54,842
2.04.04.07.01	Expansion Reserve	0	54,842
2.04.05	Retained Earnings/Accumulated Losses	96,506	36,147
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007
3.01	Gross Sales and/or Services	4,887,960	9,878,808	4,205,458	8,373,409
3.02	Deductions	(648,628)	(1,395,386)	(658,209)	(1,295,811)
3.03	Net Sales and/or Services	4,239,332	8,483,422	3,547,249	7,077,598
3.04	Cost of Sales and/or Services Rendered	(3,133,270)	(6,264,796)	(2,550,877)	(5,099,411)
3.05	Gross Profit	1,106,062	2,218,626	996,372	1,978,187
3.06	Operating Income/Expenses	(1,030,496)	(2,076,258)	(962,566)	(1,904,130)
3.06.01	Selling	(660,866)	(1,327,716)	(627,253)	(1,233,737)
3.06.02	General and Administrative	(118,903)	(257,296)	(116,214)	(234,280)
3.06.03	Financial	(80,961)	(147,107)	(52,651)	(113,883)
3.06.03.01	Financial Income	60,300	129,733	64,802	136,269
3.06.03.02	Financial Expenses	(141,261)	(276,840)	(117,453)	(250,152)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(171,130)	(346,730)	(155,569)	(305,493)
3.06.05.01	Taxes and Fees	(22,554)	(52,121)	(24,533)	(47,531)
3.06.05.02	Depreciation/Amortization	(148,576)	(294,609)	(131,036)	(257,962)
3.06.06	Equity in the results of subsidiary and associated companies	1,364	2,591	(10,879)	(16,737)
3.07	Operating Profit	75,566	142,368	33,806	74,057
3.08	Non-Operating Result	(1,939)	(4,979)	(2,364)	(5,302)
3.08.01	Revenues	18	23	0	0
3.08.02	Expenses	(1,957)	(5,002)	(2,364)	(5,302)
3.09	Income Before Taxation/Profit Sharing	73,627	137,389	31,442	68,755
3.10	Provision for Income Tax and Social Contribution	(30,759)	(59,440)	(16,960)	(23,820)
3.11	Deferred Income Tax	13,418	(21,361)	(7,869)	(20,947)
3.12	Statutory Profit Sharing /Contributions	(3,600)	(7,200)	(3,600)	(7,200)
3.12.01	Profit Sharing	(3,600)	(7,200)	(3,600)	(7,200)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- CODE	2 - DESCRIPTION	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007
3.14	Non-Controlling Shareholders Interest	7,673	4,396	24,561	46,736
3.15	Income/Loss for the Period	60,359	96,506	27,574	63,524
	No. SHARES, EX-TREASURY (in thousands)	235,202	235,202	227,738	227,738
	EARNINGS PER SHARE (in reais)	0.25663	0.41031	0.12108	0.27893
	LOSS PER SHARE (in reais)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Performance

The Group’s 2Q08 operating results were adversely affected by the fact that Easter took place in the second quarter in 2007 and in the first quarter in 2008. Nevertheless, the Company still recorded a substantial improvement.

The numbers related to the Group’s operating performance presented and commented on below refer to the consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

In addition, the 2Q07 pro-forma operating result excludes restructuring costs of R$ 7.3 million, R$ 3.7 million of which impacted selling expenses and R$ 3.6 million affected general and administrative expenses.

The 1H08 entries in the tables below were based in pro-forma figures due to the restructuring costs incurred in the 1Q08. The latter totaled R$ 23.0 million, R$ 8.7 million of which in selling expenses and R$ 14.3 million in G&A expenses. This type of expense did not reoccur in the 2Q08 and should not do so in the following quarters.

Sales Performance Net sales increase 19.5% in the quarter

(R$ million)(1)	2Q08	2Q07	Chg.	1H08	1H07	Chg.
Gross Sales	4,888.0	4,205.5	16.2%	9,878.8	8,373.4	18.0%
Net Sales	4,239.3	3,547.2	19.5%	8,483.4	7,077.6	19.9%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Second-quarter gross sales totaled R$ 4,888.0 million, 16.2% up on 2Q07, while net sales increased by 19.5% to R$ 4,239.3 million. In same-store terms, gross sales recorded an increase of 4.3% and net sales moved up by 7.4% . The difference between gross and net sales growth was due to the fact that the State of São Paulo altered the way in which the ICMS tax (state VAT) is collected on certain products, with a resulting impact on the cost of goods sold (COGS), rather than sales taxes.

As mentioned above, 2Q08 sales were jeopardized by the calendar effect of Easter falling in the first quarter this year and in the second quarter in 2007.

Same-store food products sales posted year-on-year growth of 2.4%, impacted by the calendar effect, while non-food items grew by 10.4%, led by the sub-categories entertainment (“Mundo Entretenimento”) and general merchandise (“Mundo Casa”).

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

In terms of format, CompreBem, Extra-Eletro and Extra.com.br. were the best performers, while figures recently published by the competition show that our hypermarkets recorded an increase in market share.

First-half gross sales totaled R$ 9,878.8 million and net sales came to R$ 8,483.4 million, 18.0% and 19.9% up year-on-year, respectively.

Despite the inflationary upturn and higher interest rates, the sector numbers also show that retail sales in general did not suffer, being sustained by the increase in the bulk of wages and the expansion of credit. It is worth noting that the Group sales outperformed the averages recorded by both the IBGE and ABRAS (the Brazilian Supermarket Association), both in the quarter and year-to-date.

Gross margin Gross profit moves up 11.0% year-on-year

(R$ million)(1)	2Q08	2Q07	Chg.	1H08	1H07	Chg.
Gross Profit	1,106.1	996.4	11.0%	2,218.6	1,978.2	12.2%
Gross Margin - %	26.1%	28.1%	-200 bps(2)	26.2%	28.0%	-180 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

The Group recorded a 2Q08 gross margin of 26.1%, versus 28.1% in 2Q07. The reduction was due to a combination of the following factors:

(i) maintenance of the price competitiveness strategy;

(ii) the increased share of non-food sales, especially electronics items, whose margins are lower than those of food products but which help push up the average ticket;

(iii) the consolidation of the Assai chain, whose margins are lower than the Group’s other banners;

(iv) specific promotions of low-turnover non-food products in order to eliminate discontinued items and ensure healthier inventories;

(v) the change in the São Paulo ICMS (state VAT) tax system which has led to an increase in COGS and net revenue to the detriment of the sales taxes line.

Nevertheless, second-quarter gross profit moved up 11.0% up year-on-year to R$ 1,106.1 million.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Expenses Reduction of 260 bps as a percentage of net revenue

(R$ million)(1)	2Q08	2Q07	Chg.	1H08 Pro-forma	1H07	Chg.
Selling Expenses	660.9	627.3	5.4%	1,319.0	1,233.7	6.9%
Gen. Adm. Exp.	118.9	116.2	2.3%	243.0	234.3	3.7%

Operating Exp. (before Taxes and Charges)	779.8	743.5	4.9%	1,562.0	1,468.0	6.4%
% of Net Sales	18.4%	21.0%	-260 bps(2)	18.4%	20.7%	-230 bps(2)
Taxes & Charges	22.6	24.5	-8.1%	52.1	47.5	9.7%

Total Operating Expenses	802.3	768.0	4.5%	1,614.1	1,515.5	6.5%
% of Net Sales	18.9%	21.7%	-280 bps(2)	19.0%	21.4%	-240 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

SG&A expenses represented 18.4% of net sales, well below the 21.0% recorded in 2Q07. In absolute terms, they totaled R$ 779.8 million, 4.9% up year-on-year. If non-recurring restructuring expenses of R$ 7.3 million in 2Q07 were excluded, this growth would have come to 5.9% . It is important to note, however, that the growth in expenses was substantially lower than period sales growth.

Total operating expenses, including taxes and other charges, represented 18.9% of net sales, lower than the annual target of 19%, due to the implementation of a new culture in the Company which resulted in a major process overhaul and changes in the corporate structure. This level was maintained despite the Easter effect, which leveraged sales in the previous quarter.

EBITDA margin of 7.2% 80 bps up on the 2Q07 margin

(R$ million)(1)	2Q08	2Q07	Chg.	1H08 Pro-forma	1H07	Chg.
EBITDA	303.7	228.4	33.0%	604.5	462.6	30.7%
EBITDA Margin - %	7.2%	6.4%	80 bps(2)	7.1%	6.5%	60 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Second-quarter EBITDA totaled R$ 303.7 million, 33.0% up year-on-year. In the comparison with 2Q07 pro-forma EBITDA (which excludes restructuring costs), growth came to 28.9% . The EBITDA margin stood at 7.2%, an improvement over 1Q08, when Easter pushed quarterly sales. It is important to emphasize that this EBITDA recovery took place despite the absence of Easter sales. Even though the gross margin suffered a year-on-year decline, this was more than offset by the reduction in expenses, pushing the EBITDA margin up by 80 bps over 2Q07.

Excluding Assai, the EBITDA margin would have come to 7.5% .

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

First-half pro-forma EBITDA, excluding restructuring expenses, totaled R$ 604.5 million, 30.7% up on the 1H07, while the pro-forma EBITDA margin moved up 60 bps, from 6.5% in the 1H07 to 7.1% .

It is also worth noting that year-to-date operating results were in line with the Group’s period strategy and budget, confirming that it is on the right path towards meeting the established annual targets.

Financial Result

(R$ million)(1)	2Q08	2Q07	Chg.	1H08	1H07	Chg.
Financ. Revenue	60.3	64.8	-6.9%	129.7	136.3	-4.8%
Financ. Expenses	(141.3)	(117.5)	20.3%	(276.8)	(250.2)	10.7%

Net Financial Income	(81.0)	(52.7)	53.8%	(147.1)	(113.9)	29.2%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Financial revenue fell 6.9% year-on-year to R$ 60.3 million in 2Q08, while financial expenses totaled R$ 141.3 million, 20.3% up on the R$ 117.5 million recorded in 2Q07.

The net financial result was R$ 81.0 million negative, versus R$ 52.7 million negative in the second quarter of 2007, mainly due to the following factors: (i) the consolidation of the leasing of the Assai stores, with an impact of around R$ 4.0 million; (ii) the reduction in interest installment payments (R$ 5.0 million); (iii) the updating of provisions for contingencies (R$ 12 million); (iv) the reduction in capitalized interest (R$ 2.0 million); (v) higher financial costs (R$ 5.0 million) due to the increase in the net debt.

Equity Income FIC posts a positive result for the second consecutive quarter

With a 13.0% share of the Company’s 2Q08 sales, FIC - Financeira Itaú CBD generated equity income of R$ 1.4 million, versus a negative R$ 10.9 million in 2Q07.

The client portfolio closed the quarter at 5.7 million and the receivables portfolio at R$ 1.3 billion.

The main reasons behind this performance were:

  growth in card activation levels due to the advantages offered to card holders;
  the continued migration of private label cards to Mastercard co-branded cards;
  the substantial growth of extended warranty penetration in electronics sales;
  sales team training and sales performance awards;
  default levels strictly under control.

Minority Interest: Sendas Distribuidora
2Q08 EBITDA moves up 213.5% year-on-year

Sendas Distribuidora posted gross sales of R$ 796.4 million in 2Q08, accounting for 16.3% of the Group total, while net sales came to R$ 693.9 million, 2.1% up year-on-year, despite the unfavorable calendar effect of Easter in 2008.

The second-quarter gross margin stood at 25.5%, 60 bps down on the 2Q07, reflecting increased competitiveness in the region.

Operating expenses (SG&A expenses) fell 13.4% year-on-year in absolute terms and from 23.8% to 20.2%, or 360 bps, as a percentage of net sales. It is worth noting the hefty 270 bps drop in G&A expenses and the 90 bps decline in selling expenses in a period when Easter had a seasonally negative impact.

EBITDA totaled R$ 29.2 million, 213.5% up year-on-year, with a 4.2% margin, a 280 bps improvement and three times higher than in 2Q07.

Sendas generated a positive minority interest of R$ 8.3 million for the Group.

Minority Interest: Assai Atacadista
Gross margin widens by 60 bps over 1Q08

Assai recorded gross sales of R$ 325.6 million in 2Q08, equivalent to 6.7% of the Group total. Net sales totaled R$ 284.1 million.

Gross profit stood at R$ 39.1 million, with a gross margin of 13.8%, 60 bps higher than the 1Q08 figure.

Operating expenses represented 11.7% of net sales. EBITDA totaled R$ 5.9 million, with a margin of 2.1% . This result was expected, thanks to the Company’s continuing investments in improving competitiveness in order to gain market share. In addition, certain conservative measures were introduced to bring controls into line with the Group’s accounting procedures. Therefore, our target is the recovery of EBITDA margin as of the second half of the year.

Net income totaled R$ 2.1 million, generating a negative minority interest of R$ 0.7 million.

Net Income
Net income grows 118.9% over the 2Q07 bottom line

	2Q08	2Q07	Chg.	1H08	1H07	Chg.
(R$ million)(1)				Pro-forma

Net Income	60.4	27.6	118.9%	113.7	63.5	79.1%

Net Margin - %	1.4%	0.8%	60 bps(2)	1.3%	0.9%	40 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

The Group posted a second-quarter net income of R$ 60.4 million, 118.9% up on the 2Q07 figure. In the comparison with 2Q07 pro-forma net income (which excludes restructuring costs), growth came to 82.8% . This result was chiefly fueled by the improved operating performance, with a big upturn in sales despite the absence of the Easter boost, and consistent control over operating expenses.

First-half pro-forma net income moved up 79.1% over the 1H07, from R$ 63.5 million to R$ 113.7 million, while the net margin widened by 40 bps to 1.3% pro-forma.

It is worth pointing out that net income was jeopardized by non-cash expenses. If these accounts were excluded, net income would have come to R$ 86.9 million in the 2Q08 and R$ 166.6 million pro-forma in the 1H08.

	2Q08	1H08
(R$ million)(1)		Pro-forma

Net Income	60.4	113.7

Amortization of Goodwill(3)	25.0	49.1

Non-Operating Result(3)	1.5	3.7

Adjusted Net Income	86.9	166.6
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Net of Income Tax

Investments

Second-quarter investments totaled R$ 105.2 million, versus R$ 216.7 million in 2Q07. Of this total, 46.6% went to the construction and inauguration of new stores and 25.0% to the acquisition of strategic sites.

Two Extra Fácil and one Pão de Açúcar store were opened in the quarter, all of which in São Paulo. In addition, one Extra, one Extra Perto and one Extra Fácil stores are under construction and will be inaugurated in the second half.

The main quarterly highlights were:

  R$ 49.0 million in the opening and construction of new stores;
  R$ 26.3 million in the acquisition of strategic sites;
  R$ 18.2 million in store renovation;
  R$ 11.7 million in infrastructure (technology and logistics).

The information in the tables below has not been reviewed by the independent auditors.

Gross Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	950,398	19.0%	918,464	22.0%	3.5%
Extra*	2,532,298	50.8%	2,126,067	51.0%	19.1%
CompreBem	768,738	15.4%	718,600	17.3%	7.0%
Extra Eletro	85,345	1.7%	81,904	2.0%	4.2%
Sendas**	346,791	6.9%	322,916	7.7%	7.4%
Assai	307,278	6.2%	-	-	-

Grupo Pão de Açúcar	4,990,848	100.0%	4,167,951	100.0%	19.7%

2nd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	949,773	19.4%	934,332	22.2%	1.7%
Extra*	2,464,266	50.4%	2,182,034	51.9%	12.9%
CompreBem	732,443	15.0%	695,509	16.5%	5.3%
Extra Eletro	86,908	1.8%	69,978	1.7%	24.2%
Sendas**	328,941	6.7%	323,605	7.7%	1.6%
Assai	325,629	6.7%	-	-	-

Grupo Pão de Açúcar	4,887,960	100.0%	4,205,458	100.0%	16.2%

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,900,171	19.2%	1,852,796	22.1%	2.6%
Extra*	4,996,562	50.6%	4,308,101	51.5%	16.0%
CompreBem	1,501,182	15.2%	1,414,109	16.9%	6.2%
Extra Eletro	172,254	1.8%	151,882	1.8%	13.4%
Sendas**	675,732	6.8%	646,521	7.7%	4.5%
Assai	632,907	6.4%	-	-	-

Grupo Pão de Açúcar	9,878,808	100.0%	8,373,409	100.0%	18.0%

*	Include sales of banners Extra Fácil and Extra Perto
**	Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	805,343	19.0%	775,079	22.0%	3.9%
Extra*	2,142,164	50.5%	1,792,425	50.8%	19.5%
CompreBem	658,259	15.5%	613,267	17.3%	7.3%
Extra Eletro	67,684	1.6%	64,682	1.8%	4.6%
Sendas**	306,714	7.2%	284,896	8.1%	7.7%
Assai	263,927	6.2%	-	-	-

Grupo Pão de Açúcar	4,244,091	100.0%	3,530,349	100.0%	20.2%

2nd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	821,723	19.4%	782,773	22.1%	5.0%
Extra*	2,129,316	50.2%	1,834,952	51.7%	16.0%
CompreBem	644,730	15.2%	589,699	16.6%	9.3%
Extra Eletro	69,007	1.6%	55,688	1.6%	23.9%
Sendas**	290,460	6.9%	284,136	8.0%	2.2%
Assai	284,096	6.7%	-	-	-

Grupo Pão de Açúcar	4,239,332	100.0%	3,547,248	100.0%	19.5%

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,627,066	19.2%	1,557,853	22.0%	4.4%
Extra*	4,271,479	50.3%	3,627,378	51.3%	17.8%
CompreBem	1,302,990	15.4%	1,202,966	17.0%	8.3%
Extra Eletro	136,690	1.6%	120,369	1.7%	13.6%
Sendas**	597,174	7.0%	569,032	8.0%	4.9%
Assai	548,023	6.5%	-	-	-

Grupo Pão de Açúcar	8,483,422	100.0%	7,077,598	100.0%	19.9%

*	Include sales of banners Extra Fácil and Extra Perto
**	Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2008			2007

	1st Q	2nd Q	1st Half	1st Q	2nd Q	1st Half

Cash	50.6%	49.7%	50.1%	51.0%	49.9%	50.4%
Credit Card	40.1%	41.1%	40.6%	38.3%	40.1%	39.2%
Food Voucher	7.6%	7.6%	7.6%	7.9%	7.6%	7.8%
Credit	1.7%	1.6%	1.7%	2.8%	2.4%	2.6%
Post-dated Checks	1.2%	1.1%	1.2%	1.7%	1.6%	1.6%
Installment Sales	0.5%	0.5%	0.5%	1.1%	0.8%	1.0%

Stores by Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees
12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165
Opened							2		2
Closed				(2)					(2)
Converted				(1)				1	-
3/31/2008	153	91	42	175	62	15	21	16	575	1,331,275	65,781
Opened	1						2		3
Closed				(2)			(1)		(3)
Converted									-
6/30/2008	154	91	42	173	62	15	22	16	575	1,328,884	65,781

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 – TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in t housand)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousand)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	-0.39
COMMERCIAL, INDUSTRIAL AND OTHER			1	1

02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	27.80
COMMERCIAL, INDUSTRIAL AND OTHER			1,433,671	1,333,991

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	-0.16
COMMERCIAL, INDUSTRIAL AND OTHER			467,083	450,000

04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.03
COMMERCIAL, INDUSTRY AND OTHER			100	100

05	MIRAVALLES EMP E PARTICIPAÇÕES S.A	06.887.852/0001 -29	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, INDUSTRY AND OTHER			128	128

06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	60.00	2.06
COMMERCIAL, INDUSTRY AND OTHER			9,006	9,006

07	CBD HOLLAND B.V.	/ -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER			1	1

08	CBD PANAMA TRADING CORP	/ -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER			2	2

09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001-53	PRIVATE SUBSIDIARY	24.00	0.00
COMMERCIAL, INDUSTRY AND OTHER			9	9

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,372.27
14- ISSUED AMOUNT (Thousands of Reais)	560,103
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2008

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT	0.24032%
13 - NOMINAL VALUE (Reais)	10,372.27
14- ISSUED AMOUNT (Thousands of Reais)	248,571
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2008

16.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Companhia Brasileira de Distribuição

Legal/Corporate

QUARTERLY INFORMATION - ITR (06.30.2008)

Ownership structure:

1- COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CNPJ/MF 47.508.411/0001-56)

SHAREHOLDERS	COMMON SHARES	% COMMON CAPITAL	PREFERRED SHARES	% PREFERRED CAPITAL	TOTAL	% TOTAL
WILKES PARTICIPAÇÕES S/A	65,400,000	65.61005%	-	0.00000%	65,400,000	28.80586%
PENÍNSULA PARTICIPAÇÕES LTDA.	2,784,175	2.79312%	2,608,467	1.92475%	5,392,642	2.29277%
SUDACO PARTICIPAÇÕES LTDA.	28,619,172	28.71109%	-	0.00000%	28,619,172	12.16790%
SEGISOR	-	0.00000%	3,785,893	2.79356%	3,785,893	1.60963%
CASINO GUICHARD PERRACHON	52	0.00005%	-	0.00000%	52	0.00002%
ABILIO DOS SANTOS DINIZ	100	0.00010%	-	0.00000%	100	0.00004%
JOÃO PAULO F. S. DINIZ	-	0.00000%	17,800	0.01313%	17,800	0.00757%
ANA MARIA F. S. DINIZ D´AVILA	1	0.00000%	-	0.000000%	1	0.00000%
PEDRO PAULO F. S. DINIZ	-	0.00000%	721	0.000053%	721	0.00031%
JEAN-CHARLES NAOURI	2	0.00000%	-	0.000000%	2	0.00000%
RIO SOE EMPREEND. PARTICIP. LTDA.	2,815,825	2.82487%	-	0.000000%	2,815,825	1.19719%
FLYLIGHT COMERCIAL LTDA	-	0.00000%	320,629	0.23659%	320,629	0.13632%
ONYX 2006 PARTICIPAÇÕES LTDA	-	0.00000%	20,527,380	15,14685%	20,527,380	8.72754%
RIO PLATE EMPREEND. PARTICIP. LTDA	-	0.00000%	4,055,172	2.99225%	4,055,172	1.72412%
SWORDFISH INVESTMENTS LIMITED	-	0.00000%	4,472,620	3.30028%	4,472,620	1.90161%
BOARD OF DIRECTORS*	4	0.00000%	4,367	0.00322	4,371	0.00186%
MANAGEMENT	-	0.00000%	162,876	0.12018%	162,876	0.06925%
OTHER	60,520	0.06071%	99,566,476	73.46865%	99,626,996	42.35801%
TOTAL	99,679,851	100.00000%	135,522,401	100.00000%	235,202,252	100.00000%

2- Wilkes Participações S/A (CNPJ/MF 04.745.350/0001 -38)

SHAREHOLDERS	COMMON	% common	A PREFERRED	B PREFERRED (not paid-in)	TOTAL PREFERRED	% Preferred	TOTAL	% TOTAL
PENÍNSULA	20,375,000	50.00	-	-	-	-	20,375,000	23.36
SUDACO	20,375,000	50.00	24,650,000	21,810,221	46,460,221	100.00	66,835,221	76.64
TOTAL	40,750,000	100.00	24,650,000	21,810,221	46,460,221	100.00	87,210,221	100.00

3- PENÍNSULA PARTICIPAÇÕES LTDA. (CNPJ/MF 58.292.210/0001-80)

Quotaholders	A Common	B Common	Preferred	%	Total	%
ABILIO DOS SANTOS DINIZ	26,905,332	69,024,328	1	20.00	95,929,661	37.48
JOÃO PAULO F. DOS SANTOS DINIZ	40,019,475		1	20.00	40,019,476	15.63
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	40,019,475		1	20.00	40,019,476	15.63
PEDRO PAULO F. DOS S.ANTOS DINIZ	40,019,475		1	20.00	40,019,476	15.63
ADRIANA F. DOS SANTOS DINIZ	40,019,475		1	20.00	40,019,476	15.63
TOTAL	186,983,232	69,024,328	5	100.00	256,007,565	100.00

4- SUDACO PARTICIPAÇÕES LTDA (CNPJ/MF 07.821.866/0001 -02)

QUOTAHOLDERS	QUOTAS	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99
FRANCIS MAUGER	1	0.01
TOTAL	3,585,804,573	100.00

5- PUMPIDO PARTICIPAÇÕES LTDA (CNPJ/MF 04.462.946/0001 -20)

QUOTAHOLDERS	QUOTAS	%
SEGISOR	3,633,544,693	99.99
FRANCIS MAUGER	1	0.01
TOTAL	3,633,544,694	100.00

6- ONYX 2006 PARTICIPAÇÕES LTDA (CNPJ/MF 07.422.969/0001 -00)

QUOTAHOLDERS	QUOTAS	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	515,580,242	99.98
ABILIO DOS SANTOS DINIZ	10,312	0.02
TOTAL	515,590,554	100.00

7- RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA (CNPJ/MF 43.653.591/0001 -09)

QUOTAHOLDERS	QUOTAS	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.0
ABILIO DOS SANTOS DINIZ	1	0
TOTAL	566,610,600	100.00

8- PAIC PARTICIPAÇÕES LTDA (CNPJ/MF 61.550.182/0001 -69)

QUOTAHOLDERS	QUOTAS	%
PENÍNSULA PARTICIPAÇÕES LTDA	18,300,774	19.94
ABILIO DOS SANTOS DINIZ	73,473,015	80.06
TOTAL	91,773,789	100.00

9- SENDAS DISTRIBUIDORA S/A (CNPJ/MF 06.057.223/0001 -71)

SHAREHOLDER	A COMMON	%	B COMMON	%	A PREFERRED	%	B PREFERRED	TOTAL	%
SÉ	250,000,000	50.00	29,114,525	50.00	170,885,469	50.00	0	449,999,994	42.57
CBD	0	0.00	0	0.00	0	0.00	157,082,802	157,082,802	14.86
SENDAS S/A	250,000,000	50.00	29,114,525	50.00	170,885,469	50.00	0	449,999,994	42.57
GEM	723	0.00	0	0.00	0	0.00	0	723	0
GEM PARALL	77	0.00	0	0.00	0	0.00	0	77	0
BSSF	308	0.00	0	0.00	0	0.00	0	308	0
BSSF PARALL	92	0.00	0	0.00	0	0.00	0	92	0
GEM 2	798	0.00	0	0.00	0	0.00	0	798	0
OTHER	2	0.00	0	0.00	12	0.00	0	14	0
TOTAL	500,002,000	100.00	58,229,050	100.00	341,770,950	100.00	157,082,802	1,057,084,802	100.00

10- NOVASOC COMERCIAL LTDA (CNPJ/MF 03.139.761/0001-17)

QUOTAHOLDERS	QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,000	10.00
ANTONIO MOSCARELLI	4,500	45.00
GUIDO AMADEU	4,500	45.00
TOTAL	10,000	100.00

11- SAPER PARTICIPAÇÕES LTDA (CNPJ/MF 43.183.052/0001 -53)

QUOTAHOLDERS	QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	8,803	24.00
BFB RENT ADMINIST. E LOCAÇÃO S/A	13,780	38.00
INTESA BRASIL EMPREENDIMENTOS S/A	13,780	38.00
TOTAL	36,363	100.00

12- P.A. PUBLICIDADE LTDA (CNPJ/MF 04.565.015/0001 -58)

QUOTAHOLDERS	QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	99,999	99.99
ENÉAS CÉSAR PESTANA NETO	1	0.01
TOTAL	100,000	100.00

13- SÉ SUPERMERCADOS LTDA (CNPJ/MF 01.545.828/0001 -98)

QUOTAHOLDERS	QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,133,990,699	93.05
NOVASOC COMERCIAL LTDA	99,680,669	6.95
TOTAL	1,433,671,368	100.00

14- MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S/A (CNPJ/MF 06.887.852/0001 -29)

QUOTAHOLDERS	QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	127,519	50.00
NOVASOC COMERCIAL LTDA	127,519	50.00
TOTAL	255,038	100.00

15- FINANCEIRA ITAÚ CBD S/A CRÉDITO, FINAN. E INVEST. (CNPJ/MF 06.881.898/0001 -30)

SHAREHOLDERS	SHARES	%
MIRAVALLES	569,665,369	99.98
SÉ SUPERMERCADOS LTDA	1	0.00
ITAUCARD	1	0.00
BOARD OF DIRECTORS	8	0.02
TOTAL	569,665,379	100.00

16- FIC PROMOTORA DE VENDAS LTDA (CNPJ/MF 07.113.647/0001 -79)

SHAREHOLDERS	SHARES	%
FIC	847,260	99.98
SÉ SUPERMERCADOS LTDA	1	0.01
ITAUCARD	1	0.01
TOTAL	847,262	100.00

17- CBD HOLLAND B.V.

SHAREHOLDERS	SHARES	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	180	100.00
TOTAL	180	100.00

18- CBD PANAMA TRADING CORP.

SHAREHOLDERS	SHARES	%
CBD HOLLAND B.V.	1,500	100.00
TOTAL	1,500	100.00

19- BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S/A (CNPJ/MF 07.170.943/0001 -01)

SHAREHOLDERS	SHARES	%
SÉ SUPERMERCADOS LTDA	9,006,000	60.00
RODOLFO NAGAI	5,403,600	36.00
LUIZ KOGACHI	600,400	4.00
TOTAL	15,010,000	100.00

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1. We have performed a review of the accompanying unconsolidated and consolidated Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and subsidiaries (“the Company”) for the quarter ended June 30, 2008, including the balance sheet, statements of income, statements of cash flows and statements of added value, report on the Company’s performance and relevant information, prepared under responsibility of management of the Company. The financial statements of the investee Miravalles Empreendimentos e Participações S.A. (which significant amounts are mentioned in note 9) for the quarter ended June 30, 2008, were reviewed by other auditors. Our review report on investments and equity pickup for the quarter ended June 30, 2008 and other information disclosed in the footnotes of unconsolidated and consolidated quarterly financial information of the Company, pertaining to said investee, are exclusively based on the financial statements reported by this investee, which were reviewed by other auditors.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3. Based on our review and on the review performed by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred above for it to comply with rules and/or guidances issued by Brazilian Securities Exchange Comission - CVM applicable to the preparation of Quarterly Financial Information, including the instruction CVM no. 469 of May 2, 2008.

4. As mentioned in note 2, in December 28, 2007, was enacted law no. 11,638 effective upon January 1, 2008. This law changed, revoked and inserted certain provisions to the law no. 6,404/76 (Corporation law) resulting in some changes to the accounting practices adopted in Brazil. Despite to the fact that the mentioned law is already effective, some changes proposed depend on the standardization by regulators to be fully implemented by the companies. Therefore, in the transition stage, CVM, through instruction no. 469 allowed the companies not to apply the provisions of law no. 11,638/07 in the preparation of the quarterly financial information – ITR. Therefore, the accounting information contained in the ITR for the quarter ended June 30, 2008, were prepared in accordance with the instructions issued by CVM and do not consider all the changes in the accounting practices enacted by law no. 11,638/07.

São Paulo, July 31, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Partner CRC -1SP170652/O-1

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SE SUPERMERCADOS LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SENDAS DISTRIBUIDORA S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: MIRAVALLES EMP E PARTICIPAÇÕES S.A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER	62
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	63
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	64
07	01	CONSOLIDATED STATEMENT OF INCOME	65
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	67
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	76
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	77
16	01	OTHER SIGNIFICANT INFORMATION	79
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	83
		NOVASOC COMERCIAL LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	85
		SE SUPERMERCADOS LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	86
		SENDAS DISTRIBUIDORA S.A.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	87
		PA PUBLICIDADE LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	88
		MIRAVALLES EMP E PARTICIPAÇÕES S.A
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	89
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	90
		CBD HOLLAND B.V.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	91
		CBD PANAMA TRADING CORP
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	92
		SAPER PARTICIPAÇÕES LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	93

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 6, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.